Exhibit J-1


                    CEI Investments in EWGs and FUCOs

Investments by Consolidated Edison, Inc ("CEI") in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") are held through its wholly-owned subsidiary: Consolidated Edison Development, Inc. ("CEDI"). CEDI has interests in 3 EWG's (CEEMI, Lakewood Cogen and Newington) and 1 FUCO (GENOR).

EWGs

1.   CEEMI

Consolidated Edison Energy Massachusetts, Inc. ("CEEMI"), a wholly-owned subsidiary of CEDI, owns and operates 290 MW of generation facilities acquired from Western Massachusetts Electric Company. Output from the facilities is sold at wholesale electric power market in the NEPOOL region. CEEMI is an EWG. As of September 30, 2000, the book value of CEDI's investment in CEEMI was approximately 54.5 million.

2.   Lakewood Cogen

CED Generation Holding Company, LLC, a Delaware limited liability company wholly-owned by CEDI, ("Holding") owns 100% of CED-Lakewood, Inc., a New York corporation ("CEDL"), which owns 100% of CED Generation Lakewood Company, a Delaware corporation ("CGLC"). CEDL and CGLC each own a 1% general partner interest (i.e., 2% altogether) in Lakewood Cogeneration, L.P., a Delaware limited partnership which owns a 236 MW power plant located in Lakewood, New Jersey ("Lakewood Cogen"). Holding directly owns a 78% limited partnership interest in Lakewood Cogen. Lakewood Cogen is an EWG. As of September 30, 2000, the book value of CEDI's investment in Holding and its affiliates was approximately $ 99.5 million.

3.   Newington

CED/SCS Newington, LLC ("CED/SCS"), a Delaware limited liability company in which CEDI has an approximately 95% ownership interest, owns 100% of Newington Energy, LLC ("Newington"), a Delaware limited liability company, which is currently developing a 525 MW electric generating facility in Newington, New Hampshire, which will qualify as an EWG. The facility will consist of two natural gas fired, combined cycle General Electric 7FA turbines, two heat recovery steam generators and a steam turbine, and will be operated by General Electric Company's operations division, General Electric International, Inc., pursuant to a long term operations and maintenance contract. As of September 30, 2000, the book value of CEDI's investment in CED/SCS was approximately $ 0.


FUCO

1.   GENOR

Con Edison Development Guatemala, Ltd.("CEDG"), a wholly-owned subsidiary of CEDI organized under the laws of the Cayman Islands, owns a 92.273% interest in Energy Finance Partners of Central America, L.P, ("EFP") a Cayman Islands limited partnership, which in turn owns a 47.56% interest in Generadora Electica del Norte, S.R.L., sociedad de responsabilidad limitada organized under the laws of the Republic of Guatemala ("GENOR"). GENOR owns a 40 MW, oil fired, electric generating plant in Guatemala and is a FUCO. A portion of the output of the plant is sold to large retail customers pursuant to power purchase agreements, with the remaining output being sold into the wholesale electric power markets in Guatemala and El Salvador. As of September 30, 2000, the book value of CEDI's investment in CEDG was $12.0 million.